SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                           (AMENDMENT NO. __________)

                          ABC DISPENSING TECHNOLOGIES
                  --------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                       ----------------------------------
                         (Title of Class of Securities)

                                    000573105
                      ------------------------------------
                                 (CUSIP Number)

       MEL BARNES, JR 2000 RICHARD JONES RD. SUITE 100 NASHVILLE TN 37215
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 20, 1999
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ]

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

CUSIP NO. 000573105                   13D                   PAGE 2  OF  4  PAGES


1       NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Melville M. Barnes, Jr.
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)
                                                        (b)
--------------------------------------------------------------------------------

3       SEC USE ONLY
--------------------------------------------------------------------------------

4       SOURCE OF FUNDS* PERSONAL FUNDS
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                       7 SOLE VOTING POWER             1,343,218 Shares
                               -------------------------------------------------
SHARES

BENEFICIALLY                    8 SHARED VOTING POWER
                               -------------------------------------------------
OWNED BY

EACH                            9 SOLE DISPOSITIVE POWER
                               -------------------------------------------------
REPORTING

PERSON WITH                    10 SHARED DISPOSITIVE POWER
                                                    10,993 shares held by spouse
                               -------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,354,211 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON* IN INDIVIDUAL

         Q
--------------------------------------------------------------------------------

CUSIP NO. 000573105                   13D                   PAGE 3  OF  4  PAGES


ITEM 1. SECURITY AND ISSUER.

Common Shares           ABC Dispensing Technology
                        451 Kennedy Road
                        Akron, Ohio 44305-4439

ITEM 2. IDENTITY AND BACKGROUND.

        (a) Name:       Melville M. Barnes, Jr.
        (b) Address:    2000 Richard Jones Rd
                        Suite 100
                        Nashville, TN 37215

        (c) Investment Broker with J C Bradford & Co
                       2000 Richard Jones Rd Suite 100
                       Nashville, TN 37215
        (d) Negative
        (e) Negative
        (f) US

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Personal investment funds used in purchases

ITEM 4. PURPOSE OF TRANSACTION.

                    Purchases made strictly as an investment

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a.)    [1.]    983,218 shares of common stock owned by reporting person

                16 shares of Class A Preferred Stock convertible into 200,000 shares of common

                3.2 shares of Class C Preferred Stock convertible into 160,000 shares of common stock

        [2.]    10,993 shares held by wife under shared power to vote

(b.)    Same as above

CUSIP NO. 000573105                   13D                   PAGE 4  OF  4  PAGES


(c.)     PURCHASES OF COMMON SHARES BY MELVILLE M. BARNES, JR.

         Date           No of Shares    Price per Share      Where/how purchased
         ----           ------------    ---------------      -------------------
        11/30/99          25,000           $ 0.15               In open market
        12/03/99          20,000           $ 0.145              In open market
        12/06/99          20,000           $ 0.145              In open market
        12/06/99          21,000           $ 0.14               In open market
        12/07/99          10,000           $ 0.14               In open market
        12/08/99          20,000           $ 0.14               In open market
        12/09/99          24,200           $ 0.14               In open market
        12/13/99          15,000           $ 0.12               In open market
        12/14/99          25,000           $ 0.115              In open market
        12/15/99         100,000           $ 0.105              In open market
        12/16/99         100,000           $ 0.11               In open market
        12/17/99         100,000           $ 0.09               In open market
        12/20/99         107,500           $ 0.09               In open market
        12/20/99          40,000           $ 0.085              In open market
        12/23/99           8,000           $ 0.105              In open market
        12/29/99         100,000           $ 0.105              In open market
        12/30/99          20,000           $ 0.11               In open market
        12/31/99          19,000           $ 0.11               In open market

(d.)    not applicable
(e.)    not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, ETC WITH RESPECT TO SECURITIES OF THE ISSUER
        None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                FEBRUARY 25, 2000
                                        ----------------------------------------
                                                    (Date)

                                        /s/ MELVILLE M. BARNES, JR.
                                        ----------------------------------------
                                                    (Signature)

                                        ----------------------------------------
                                                    (Name/Title)